Filed Pursuant to Rule 425
Filing Person: Gramercy Capital Corp.
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: American Financial Realty Trust
Commission File Number: 1-31678

FINAL TRANSCRIPT

EXCERPTS FROM

Conference Call Transcript

GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

Event Date/Time: Dec. 03. 2007 / 10:30AM ET

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FINAL TRANSCRIPT

Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

CORPORATE PARTICIPANTS

Marc Holliday

Gramercy Capital Corp. - President & Chief Executive Officer

Bob Foley

Gramercy Capital Corp. - Chief Financial Officer

Hugh Hall

Gramercy Capital Corp. - Chief Operating Officer

PRESENTATION

***

Marc Holliday  — Gramercy Capital Corp - President & CEO

FINAL TRANSCRIPT

Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

AFR was something we should absolutely spend a little bit of time talking about, although some of the specifics will come later in the presentation. We began looking at that deal in 2006, but started seriously considering it in 2007, after we amassed what we felt was necessary resources and demonstrated the kind of track record necessary to enter into that transaction. Of all the possible M&A deals in the REIT sector, this one seemed best suited to Green/Gramercy given our dual expertise in real estate debt and equity.

The financability of the AFR balance sheet, which is underleveraged in our opinion, success track record and investing in triple net financial services and also the high credit nature of AFR’s revenue stream, all of which we thought the exact right time, the exact right fit. There is no perfect fit, there are only good fits, we thought this was as good a fit as any and we went after this deal fairly aggressively.

In the end it was AFR’s Board of Directors’ desire to hold 31% block of common stock within Gramercy that sealed the deal. By using only a fairly modest amount of cash resources within Gramercy, we will come to control $3.4 billion of real estate comprising 31 million square feet, 37 states, with 150 million of gross revenue derived primarily from tenants rated A or better. I don’t think that’s any small feat, I think that’s actually a very, very solid execution and I think we did it at the right time in the market for both companies.

Some further highlights are shown on the chart. You can see that by integrating the two platforms we will obviously diversify ourselves from a monoline provider of real estate finance, to becoming more of an integrated company with real estate investment, operations and value-add opportunities that will drive earnings and NAV growth in particular, in addition to the high current income produced by Gramercy’s loan business.

Also there’s scale that comes with the deal, we will go instantaneously to become 4.4 — I think it’s up around $8 billion, with the closing of the transaction. That will give us extra access to capital and give us flexibility of accessing different terms of capital, different providers, increase our float, all of which we think is very, very important for taking Gramercy’s evolution from where it has come over the first three and a half years, to where we want to see it go over the next three to five years.

There’s also a pretty unique opportunity to leverage our relationships with AFR’s financial institutions. AFR itself had no way to do what I would call cross-border trading or two-way trading of opportunities. Gramercy and Green looked at collectively, can borrow, can sell product, can co-originate product, can offer financing in connection with sales, can do a lot of things that will be attractive to many of the users of this real estate that will get us, I think, some preferred treatment when we go to try and do sale leaseback or pick up excess bank branches.

When you just go with your hand out you’re one of many. When you can go also offering product, co-investment to retain people for services, it has an impact at these financial services institutions. They use scorecards to try and rank their relationships, to try and put their most productive relationships at the top, less product ones at the bottom. Gramercy certainly hopes to be at the top of that rung in a way that we don’t think AFR was currently constructed to do.

Multiple expansion, no small benefit here. We would hope that upon the closing of the deal and the full integration of the Company that we will be able to enjoy at Gramercy some multiple expansion that real estate companies and net lease companies enjoy at higher levels than pure finance companies. That’ll be yet to be seen, that’s a conjecture at this point.

But I think, it’s a solid and well founded conjecture that if we can have sustainable earnings with growth and we can show that we can sell, sell at profits, pare down our non-core and create a core portfolio that, over time, that is something that will be rewarded with higher multiple than we could otherwise achieve in a pure finance company.

And it just fits. There are some things where you look at it on a continuum, some of AFR’s assets — real roll up your sleeves, value add kind of assets that you have to go out, redevelop, clean the ashtrays, tenant, market, other straight net leases which are pure financial plays. Both play to our strong suits, because we have I think the best combination, the management team — and Bob will show you the rest of our senior team at Gramercy has an expertise that crosses into that continuum debt and equity.

It’s a unique skill set I think, but it’s one that makes us able to kind of divide AFR into the parts that make more sense without looking at everything as one whole pie. We look at some as pure real estate, some as pure finance and then there’s hybrid product in the middle. And we’ll finance each one differently, we’ll manage each one differently, we’ll sell ones based on our opinion of too little ROE, return on effort, and try and retain the ones which have maximum return on effort and hopefully maximum return on investment.

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Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

The AFR transaction also was a good bridge to enable us to privately place with an affiliate of Morgan Stanley Special Situations Group a $100 million block of common at $26.25 per share, that was announced simultaneous with the deal. We are very excited. We are enthusiastic about having Morgan Stanley not just as a large investor, as many of you folks are large investors in our company, but also as a strategic investor because we have done a lot of business on the debt side, and on the equity side with Morgan Stanley.

***

Bob Foley  — Gramercy Capital Corp - CFO

FINAL TRANSCRIPT

Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

And as I’ll review in more detail shortly, and as Marc mentioned earlier, our corporate financing plan for the AFR transaction requires very little use of Gramercy cash, and that should allow us to roll into the first two quarters of next year with ample liquidity for new net lease, new opportunistic lending and new real estate securities group investments.

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Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

***

Lots of depreciation expense, mostly from the properties that we own. You should expect to see that number grow as a result of the AFR transaction. Management fees grew largely because the size of our asset base grew and because our FFO performance this year was quite strong. MG&A was roughly flat, and that’s largely due to the continuing efficiency that we see here at the Company. Scale helps a lot, and the shared infrastructure with our partners at SL Green is another important contributing factor.

And with that, I’d like to turn our attention for just a few minutes to the truly transformational event that we’re in the process of managing right now and that’s our impending merger with AFR. We announced on November 2nd, and some of you, if you got up early this morning, probably pulled down the proxy from Edgar, but we do intend to acquire through merger AFR for a total consideration of about $8.43 a share.

That’s comprised, as you see on this slide, of $5.50 in cash and Gramercy stock, as Marc explained earlier, in an exchange ratio of about 0.12096, Gramercy shares versus AFR stock.

Through current cash, through the Gramercy stock, through the assumption of some AFR debt and through the financing commitment that we’ve already obtained from a syndicate of lenders led by Goldman Sachs, we will deliver total consideration of about $3.5 billion. And in closing this transaction, we will nearly double the size of the Company.

Our extensive due diligence suggests that the acquisition is being made at a going in a cap rate of between 7.1% and 7.25%. And largely through the aggressive disposition plans we have for the held for sale portfolio, (and I’ll describe the different properties shortly) the rationalization of the Dana portfolio and the value-add portfolio, we think that the achieved cap rate on the retained or the core properties, when the dust settles, should be in the neighborhood of between 7.75% and 8.25%.

What do those assets look like? On a combined basis you can see two quick takeaways. First, the Company will get considerably larger. Second, Gramercy will transform itself from a company that’s roughly 94% debt and 6% equity in real estate, to a company that’s roughly — not roughly but exactly, at least at closing, split 50/50 between owned real estate and debt oriented real estate investments. And there are some other benefits that come along with that too.

We’ll have a longer duration revenue stream than Gramercy’s existing investment base due to a property portfolio that’s currently about 86% leased, with a weighted average remaining lease term (which we refer to as WART) of about 11.5 years.

And by contrast, the weighted average life of the loan portfolio at Gramercy today is about 2.3 years, and the weighted average life of the securities portfolio that Hugh will describe is a little bit less than nine years. So, you can see that there’s a significant lengthening of the asset book at Gramercy that will result.

Marc touched on what we believe will be some significant expanded sources of capital, there’ll be considerable non-cash depreciation expense that results from this transaction, the organic equity that we can redeploy into our businesses wherever we see the best risk adjusted returns. And from the retained portfolio, we’ll see some harvesting opportunities and we’ll see a platform on which we can take advantage of new acquisitions that seem to be spurred by the shedding of assets that a lot of financial institutions are undertaking in order to rebuild their capital ratios.

And Marc mentioned the expansion multiple — or the multiple expansion possibilities, which I’d like to reiterate because I’m a big supporter of that myself. We’ve done a lot of work on the Company, on AFR. We look at the Company as four business segments. We look at it that way on the basis of our experience in the real estate business, and the diligence that we’ve done to date. And I’d like to quickly walk through how we view the business.

There are really four components. There’s the held for sale portfolio. You can see on the left, that it actually only comprises about 14% of the net rentable square footage of AFR’s portfolio today, but only 2% of its current NOI. And these properties, by and large, will be sold pretty quickly and the proceeds will be redeployed in the Company.

The value-add portfolio comprises about 15% of the square footage, but only 4% of the net operating income. We believe that intensive leasing, some selective redevelopment, and some very attentive property management can create some significant improvements in cash flow and value. We’d be happy to answer your questions afterwards about exactly how we intend to do that.

The Dana portfolio, which is a pretty unique group of assets, represents about 12% of the rentable square footage and about 19% of the NOI. We know this real estate very, very well, and we intend to use the diverse skills of the Gramercy and Green platforms to generate value from the unique lease arrangement that underlies these properties.

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Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

And what’s left, the largest segment is the Core portfolio, or the retained portfolio. High-quality, long-dated revenue streams, significant tax shield, the potential to harvest gains over time and hopefully the basis for multiple expansion over time.

A little bit about the tenancy of the Company’s portfolio. About 75% of the tenant base is rated single-A or better. BofA and Wachovia alone represent more than 60% of the rentable area and more than half of the total revenue stream of the portfolio. And you can see here, some of the names and logos of other financial institutions to which AFR has current exposure.

Interestingly, not shown here are either Credit Suisse or Citigroup, both of which are currently sizable tenants of our partners at SL Green. Citigroup over in Long Island and CS down at One Madison Avenue. And in fact, there are a number of very high level relationships at Gramercy and at SL Green, and we really intend to have those in terms of building the AFR investment opportunity over time.

I think you’ve already seen the effectiveness at Gramercy and Green of cross-selling, of taking advantage of synergies. We intend this net lease business to be another opportunity for Gramercy to leverage the existing assets in a very cost effective, risk-controlled, and highly profitable way.

In terms of geography, there are a lot of properties in this portfolio. More than 1,300 today, spanning 37 states and the District of Columbia, although considerably more diverse than the 20-some states in which Gramercy is currently lending. It is interesting to note that our preference at Gramercy for the stronger coastal markets is largely reflected in the dispersion of the properties in the AFR portfolio.

We’ve also included the existing properties that Gramercy owns, they’re the arrows that emanate from the GKK logo, most of which are concentrated here in the tri-state area, and as you know, we have one office property in Southern California, which interestingly is leased to none other than Banc of America, which is one of the largest tenants in the AFR portfolio.

And finally, in terms of timing, pre-merger integration and the laying of the groundwork for Gramercy’s transformation is already well underway. In the four weeks since we announced the merger, we’ve made substantial strides in coordination with AFR’s management team.

We’ve placed onsite, in AFR’s Jenkintown, Pennsylvania headquarters a Gramercy team to support sales of the held for sale properties and to prepare for the integration of accounting, property management, management information systems and other mission critical functions of the Company.

We’re identifying experienced people within AFR, and at Gramercy and Green, to help realize the tremendous value that we really believe will emanate from the combination of Gramercy and AFR. Anticipated time for the distribution of the joint proxy statement, again if you were up early this morning, it’s on the website.

There will be a comment period, but moving forward, you’ll see the distribution of the proxy statement. There will be two shareholder votes and we intend to close the transaction, we hope, sometime in March.

***

Hugh Hall  — Gramercy - Chief Operating Officer

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FINAL TRANSCRIPT

Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

***

Of course the larger optimization of our net lease portfolio remains to come, with AFR. But obviously we like net lease, we think it was a good call when we got into that business and the increase in liquidity that it’s afforded us this year and we believe into next year, is going to be critical to the success of the overall platform.

***

If you’d asked us what the funds management strategy would have been last year versus this year, obviously, they’re very different opportunity sets, but we do think that we’re setting ourselves up well this year and doing a lot of spade work to get us set up to launch this business and we think, in particular, the AFR merger will afford us even greater opportunities given the nature of some of its assets.

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Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

***

In addition to the goals we set out for ourselves last year, we did do a few other achievements, which I think would compensate for some of the difficulty that we face. We did buy this small company called AFR, that was about a 15-month process of intensive review and engagement, so that’s obviously — it was above and beyond anything we really set for ourselves as a goal this time last year.

FINAL TRANSCRIPT

Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

***

So for 2008 — just walking through some of our goals and objectives, obviously the most important goal for us is to integrate the AFR platform and start to optimize it. It’s something we’re well underway to achieving and we think that’s a real transformational event for us. Obviously that’s our most important goal.

Secondly, we want to use this platform to expand our investments in the net leased area. We think the duration and stability of these investments is very important in this volatile market and will allow us to continue to grow our overall business.

We do think there will be some great opportunities in this area as banks look to raise capital to meet their sort of diminished tier one capital, if you go back to the sort of total losses in the debt market. A lot of these losses hit banks on their tier one capital and so you see some sort of opportunistic situations where banks will look to do sale lease back transactions to raise capital.

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Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

***

QUESTION AND ANSWER

FINAL TRANSCRIPT

Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

***

David Fick, Stifel, Nicolas

Some of your competitors have been saying that they’re going to be very aggressive in taking stuff in and being willing to work through the assets. Would you find yourself there?

Marc Holliday

***

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Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

I’d rather focus our time, effort and resources on the real estate side, on the AFR transaction, which I think that’s where we’re going to make a lot of money, with less risk-adjusted kind of returns.

But, look, I’ll give you an example. There is an office building in California, this is unique, where we think we’ve got tons and tons of collateral coverage, but a borrower who’s cash strapped and we thought there was an opportunity, not so much to take it in, but to certainly press the issue for performance to make sure we were being paid appropriately or possibly take it in.

That situation has largely — is righting itself. I don’t think we’re going to take it in, there’s too much collateral value there. But certainly we were pretty aggressive in that case. But I would not call it a strategy. I would just call it a byproduct, but we look at it pretty dispassionately because we own a ton of real estate in Green, we will own a ton of real estate in AFR and if it comes to that, we’ll do it, but we’re in the lending business, we would rather see borrowers performing, we’re going to push them to perform.

Unidentified Audience Member

Lastly, one of your slides referenced the AFR platform.

***

Unidentified Audience Member

Very simple. What do the two words AFR platform mean?

Marc Holliday

Wow. I’m stumped. I’ve got to think that through.

Unidentified Audience Member

It’s in one of your slides.

Marc Holliday

Oh. Okay. The AFR platform, what does it mean? It is a niche that was created by Lew Ranieri and Nick Schorsch initially that specializes in acquiring excess real estate or lease-backed real estate from financial institutions, mostly banks.

I think it’s brilliant. I actually think that it’s a fantastic niche. My view is if you’re going to be a category killer in any kind of industry, be it restaurants, or auto dealerships, or gas stations, or anything where people are trying to specialize, movie theaters, within a niche, I think the absolute best niche to do that are the bank branches, facilities and office buildings.

It’s largest, it’s over $100 billion of owned real estate, it’s high credit, it’s relatively high grade, there’s nobody really capitalizing on that. You need the institutional relationships, which we have, in order to penetrate through the organizations, not so easy to get to the right people to make the decisions.

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Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

And I think if it’s executed properly, I think the platform is a very small and targeted group of acquisitions, professionals, who are out there canvassing, not just the big banks, BofA, Wachovia, the money center banks, but all the community banks, and all the well-rated, but smaller banks who need tier one capital in this market and bringing to them financial solutions by taking some of their better net leased product.

And also taking some of their excess inventory that they have through merger or downsizing or for whatever purpose, and then readapting those bank branches to other retail uses, putting other banks in and combining a growth platform along with a net lease platform, so you get income and growth. I think it’s a wonderful platform.

***

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FINAL TRANSCRIPT

Dec. 03. 2007 / 10:30AM ET, GKK - GRAMERCY CAPITAL CORP. Analyst Meeting

Forward-Looking Statements

This transcript contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this transcript are forward-looking statements. All forward-looking statements speak only as of the date of this transcript. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Gramercy Capital Corp., American Financial Realty Trust, SL Green Realty Corp. and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements.  Such risks, uncertainties and other factors relate to, among others, approval of the proposed merger by the stockholders of Gramercy Capital Corp. and American Financial Realty Trust, the satisfaction of closing conditions to the merger, difficulties encountered in integrating the companies and the effects of general and local economic conditions, interest rates, capital market conditions, bankruptcies and defaults of borrowers or tenants in properties securing the companies’ investments, and other factors, which are beyond the companies’ control. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information and Where to Find It

This report does not constitute an offer of any securities for sale.  Gramercy Capital Corp. has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus of Gramercy Capital Corp. and American Financial Realty Trust and other relevant materials in connection with the proposed merger. The joint proxy statement/prospectus will be mailed to the stockholders of Gramercy Capital Corp. and shareholders of American Financial Realty Trust.  Investors and security holders of Gramercy Capital Corp. and American Financial Realty Trust are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Gramercy Capital Corp., American Financial Realty Trust and the proposed merger.  The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Gramercy Capital Corp. or American Financial Realty Trust with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Gramercy Capital Corp. by contacting Gramercy Capital Corp.’s Investor Relations at www.gramercycapitalcorp.com or via telephone at 212-297-1000.  Investors and security holders may obtain free copies of the documents filed with the SEC by American Financial Realty Trust at www.afrt.com or via telephone at 215-887-2280.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER.

Gramercy Capital Corp. and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gramercy Capital Corp. and American Financial Realty Trust in favor of the proposed merger.  Information about the directors and executive officers of Gramercy Capital Corp. and their respective interests in the proposed merger is set forth in Gramercy Capital Corp.’s proxy statements for its 2007 annual meeting and will be available in the joint proxy statement/prospectus.

American Financial Realty Trust and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of American Financial Realty Trust and Gramercy Capital Corp. in favor of the proposed merger.  Information about the directors and executive officers of American Financial Realty Trust and their respective interests in the proposed merger is set forth in American Financial Realty Trust’s proxy statements for its 2007 annual meeting and will be available in the joint proxy statement/prospectus.

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